SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 4)*

                          Fair Isaac Corporation
         ________________________________________________________
                            (Name of Issuer)


                              Common Stock
         _______________________________________________________
                     (Title of Class and Securities)

                                303250104
         _______________________________________________________

                  (CUSIP Number of Class of Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))



CUSIP No. 303250104                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     1,000,383 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         6,519,591 shares (shared)
                                         1,092,570 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :     2,092,953 shares
                                   __________________________________________
                                   :(8)  SHARED OR NO DISPOSITIVE POWER

                                   :     6,519,591 shares (Shared)
                                   :		 0 shares (None)
_____________________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
        8,612,544 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        21.6%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________












CUSIP No. 303250104						13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund		I.D. No. 62-1376170
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                        6,519,591
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8)  SHARED OR NO DISPOSITIVE POWER

                                   :    6,519,591 (shared)
                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,519,591 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       16.3 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________



CUSIP No.  303250104                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 1.

     (a). Name of Issuer: Fair Isaac Corporation

     (b). Address of Issuer's Principal Executive Offices:

          910 Marquette Avenue, Suite 3200
          Minneapolis, MN  55402-3232


Item 2.

    (a). and (b). Names and Principal Business Addresses of Persons
         Filing:

    (1)   Southeastern Asset Management, Inc.
          6410 Poplar Ave., Suite 900
          Memphis, TN 38119

    (2)   Longleaf Partners Small-Cap Fund
          c/o Southeastern Asset Management, Inc.
          6410 Poplar Avenue, Suite 900
          Memphis, TN, 38119

    (3)   Mr. O. Mason Hawkins
          Chairman of the Board and C.E.O.
          Southeastern Asset Management, Inc.
          6410 Poplar Ave., Suite 900
          Memphis, TN 38119

    (c). Citizenship:

         Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust

         Mr. O. Mason Hawkins - U.S. Citizen

    (d). Title of Class of Securities:  Common Stock (the
         "Securities").

    (e). Cusip Number:  303250104


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

    (d). Investment Company registered under Sec. 8 of the Investment Company Act - Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust.

    (e). Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

   (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.


Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/10)
           8,612,544 shares

     (b). Percent of Class:
           21.6%

          Above percentage is based on 39,887,143 shares of Common stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 1,000,383 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 6,519,591 shares.
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Small-Cap Fund - 6,519,591

                 No Power to Vote - 1,092,570 shares.

          (iii). sole power to dispose or to direct the disposition of:

                 2,092,953 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 6,519,591 shares
                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Small-Cap Fund - 6,519,591

                 No Power - 0 shares


Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 7, 2011


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Small-Cap Fund

                              By: Southeastern Asset Management, Inc.
                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 7, 2011.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Small-Cap Fund
                              By: Southeastern Asset Management, Inc.
                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



1
FIC13G4.doc
SCHEDULE 13G - Fair Isaac Corporation ("Issuer")
Amendment #4
2
FIC13G4.doc